Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The following discussion and analysis of Turbo Energy, S.A. (“we,” “our,” “us,” the “Company” or “Turbo Energy”)’s financial condition as of June 30, 2026 and results of operations for the six months ended June 30, 2026 and June 30, 2025 should be read together with our unaudited interim consolidated financial statements and the related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2025. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements and our past results may not be indicative of future results. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, or SEC. The forward-looking statements made in this discussion relate only to events or information as of the date on which the statements are made in this discussion. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this discussion and the documents that we reference in this discussion completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Background

Turbo Energy is a technology-driven integrator of energy storage and intelligent energy-management solutions serving residential, commercial and industrial, and utility-scale applications. The Company combines battery-storage systems, solar integration and proprietary software designed to help customers manage energy consumption, energy costs and operational resilience.

Since the commercial launch of SUNBOX in 2022, the Company has expanded its activities beyond residential energy storage into commercial and industrial and utility-scale applications. Its product ecosystem includes SUNBOX Home and SUNBOX Home Lite for residential applications, SUNBOX Industry and SUNBOX Industry Max for commercial and industrial customers, and SUNBOX Utility and customized energy-integration solutions for larger-scale projects.

The Company’s systems are supported by proprietary energy-management software designed to monitor and analyze data from photovoltaic generation, battery storage, electricity consumption and, where applicable, electric-vehicle charging infrastructure. These capabilities enable automated energy-management and optimization decisions based on operational conditions, customer requirements and available market data.

Turbo Energy’s strategy is to continue evolving from a supplier and integrator of energy-storage systems toward an integrated energy platform combining project execution, proprietary energy-management capabilities and service-based revenue models. The Company’s current priorities include expanding its commercial and industrial activities, executing contracted projects, developing Energy-as-a-Service offerings and pursuing selected opportunities in Europe, Latin America and other markets.

●	expanding the deployment of the Company’s energy-storage solutions across residential, commercial and industrial, and utility-scale applications;

●	continuing to develop the Company’s proprietary energy-management software, including predictive analytics and automated optimization capabilities;

●

increasing the Company’s participation in commercial and industrial projects through system integration, project execution and energy-management services; selectively expanding the Company’s commercial presence in Europe, Latin America and other markets where customer demand, regulatory conditions and strategic partnerships support commercially viable opportunities;

●	strengthening operating performance, liquidity and balance-sheet flexibility as the Company scales its activities.

Competitive Strengths

Our competitive strengths include the following:

●	Integrated Energy Solutions Portfolio: The Company offers energy-storage solutions for residential, commercial and industrial, and utility-scale applications, supported by system-integration and energy-management capabilities. Its product ecosystem includes SUNBOX Home, SUNBOX Home Lite, SUNBOX Industry, SUNBOX Industry Max and SUNBOX Utility.

●	Proprietary Energy-Management Capabilities: The Company develops software designed to monitor and optimize photovoltaic generation, battery storage, electricity consumption and other connected energy assets. These capabilities include data monitoring, predictive analytics and automated optimization based on operational and market variables.

●	Strategic Partnerships and Selected International Presence: The Company works with technology providers, distributors, project developers, utilities and other energy-sector partners to support project execution and commercial development in selected markets, including Spain and Chile. In Chile, the Company has participated in battery-storage deployments and commercial initiatives involving Turbo Energy Solutions and Saesa. In Spain, the Company has deployed an energy-storage system supporting high-capacity charging infrastructure for vehicles operating through Uber’s platform in Seville.

●	S Research, Development and Intellectual Property: The Company invests in energy-management software, storage-system integration and optimization technologies, supported by internally developed technology and its intellectual-property portfolio.

●	Experienced Leadership Team: The Company’s management team has experience in renewable energy, energy-storage integration, software development, project execution and international business development.

Turbo Energy is a subsidiary of Umbrella Global Energy, S.A., an integrated energy platform active in renewable generation, energy storage and energy-management solutions. Umbrella Global Energy’s shares are traded on BME Growth in Spain under the ticker symbol “UMB.”

We were organized under the laws of the Kingdom of Spain in September 2013. Our American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market under the symbol “TURB.”

General

The unaudited condensed interim consolidated financial statements of Turbo Energy have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments that are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The unaudited condensed interim consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transactions in Note 2 of the accompanying financial statements.

Recent Developments

Bank Financing Restructuring

In February 2026, the Company completed a restructuring of its bank financing intended to align its debt maturity profile with its medium- and long-term business plan. The Company entered into agreements with Bankinter, CaixaBank and BBVA to convert existing credit facilities into long-term financing totaling approximately €4.87 million, with maturity in 2029 and interest at 12-month EURIBOR plus a margin of 2% per annum.

Equity Capital Raises

During the first half of 2026, the Company carried out several equity financing transactions in the U.S. market through the issuance of ordinary shares represented by ADSs. On March 13, 2026, the Company completed a Registered Direct Offering of 5,000,000 ordinary shares (1,000,000 ADSs) at $3.25 per ADS for total aggregate gross proceeds of $3.25 million.

On March 25, 2026, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”) under which the Company could offer and sell its ADSs through A.G.P. as the sales agent. For the period from March 25, 2026 to June 30, 2026, the Company issued 2,791,405 Ordinary Shares, pursuant to the ATM offering, represented by approximately 558,281 ADSs, generating aggregate gross proceeds of approximately $1.80 million.

For the first half of 2026, the total gross proceeds from the Registered Direct Offering and the ATM offering were $5.05 million.

For the period from July 1, 2026 to September 29, 2026, the Company issued 3,645,110 Ordinary Shares, pursuant to the ATM offering, represented by approximately 729,022 ADSs, generating aggregate gross proceeds of approximately $ 1,183,664 .

For the period from March 25, 2026 to September 29, 2026, the Company issued 6,436,515 Ordinary Shares pursuant to the ATM offering, represented by approximately 1,287,303 ADSs, generating aggregate gross proceeds of approximately 2,978,848.98. The ADSs were sold at prevailing market prices, for an average price per share of $2.314. Pursuant to the ATM Agreement a cash commission of $77,205 on the aggregate gross proceeds raised was paid to A.G.P. in connection with its services under the ATM Agreement.

Subsequent Litigation

Subsequent to June 30, 2026, Turbo Energy was served with a summons and complaint in one of three civil actions filed in the Supreme Court of the State of New York, naming the Company as a defendant alongside more than 125 defendants, including more than 100 issuers, 27 underwriters or placement agents and 14 individuals. The complaints broadly allege violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 in connection with the Company’s September 2023 initial public offering. The allegations are primarily directed at the entities involved in the offerings and their alleged involvement in potential pump-and-dump schemes, without making any specific allegations against the Company. Based on legal advice received, it is considered highly likely that the claims against Turbo Energy will be dismissed in their current form. Turbo Energy’s potential exposure is expected to be limited to legal costs associated with the preparation and filing of a motion to dismiss, estimated not to exceed USD 50,000.

Bank Guarantee Matter

Turbo Energy was a co-holder, together with a related party, of a bank financing facility that was refinanced during 2026 and converted into a long-term loan. Prior to such refinancing, the related party issued a guarantee in connection with the performance of construction works for one of its customers. In July 2026, the customer called the bank guarantee for an amount of approximately EUR 830,000. The related party has expressed its disagreement with the full amount claimed, considering that the outstanding works amounted to approximately EUR 100,000.

The related party is currently negotiating with the financial institution the conversion of the amount drawn under the guarantee into a long-term loan, which would be recognized as a liability by that entity. Nevertheless, as Turbo Energy was a co-holder of the financing facility, the Company retains a direct exposure to the financial institution in the event of default by the related party or decision by the financial institution to address a claim for recovery to the Company.

Results of Operations (Amounts in Euros, Except as Otherwise Indicated)

The following table presents certain financial data for the periods indicated:

Note: “n/m” means not meaningful (swing from loss to income).

		Six Months Ended June 30,
	2026 (in USDs)	2026 (in Euros)	2025 (in Euros)	€ Change	% Change
Total revenue	$17,163,448	€15,033,238	€5,512,458	€9,520,780	172.7%
Cost of revenues	$14,327,440	€12,549,216	€4,188,028	€8,361,188	199.7%
Gross profit	$2,836,008	€2,484,022	€1,324,430	€1,159,592	87.6%
Total operating expenses	$2,253,122	€1,973,480	€2,488,704	€(515,224)	(20.7)%
Operating income (loss)	$582,886	€510,542	€(1,164,274)	€1,674,816	n/m
Total other expense	$(507,937)	€(444,895)	€(233,441)	€(211,454)	90.6%
Net income (loss)	$74,949	€65,647	€(1,397,715)	€1,463,362	n/m

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenue

For the six months ended June 30, 2026 and 2025, total revenue increased 172.7% to €15,033,238 (approximately $17,163,448) from €5,512,458, respectively.

Third-party revenue (excluding related parties) increased 55.9% to €7,835,027 (approximately $8,945,543) from €5,026,963, reflecting higher sales to external customers across the Company’s residential and commercial and industrial energy-storage portfolio.

Revenue from related parties increased to €7,186,691 (approximately $8,205,485) from €410,342, primarily reflecting sales of energy-storage systems to affiliated group companies acting as EPC and project-integration counterparties in contracted industrial energy projects. Although Turbo Energy’s direct contractual customer in these transactions is a related party, the underlying demand is principally associated with projects for external industrial end customers.

Revenue by geography also changed materially. Revenue from Spain increased 197.2% to €14,352,385 (approximately $16,385,938) from €4,828,474; revenue from Europe (excluding Spain) decreased 53.0% to €183,791 (approximately $209,834) from €391,388; and revenue from the rest of the world increased 123.3% to €485,542 (approximately $554,443) from €217,443.

For the six months ended June 30, 2026 and 2025, the Company recognized revenue of €7,186,691 (approximately $8,205,485) and €410,342 derived from related parties, respectively. For the first half of 2026, two customers each accounted for more than 10% of revenue, collectively representing 58% of revenue (one of which is a related party), compared to one customer representing 13% in the first half of 2025.

Cost of Revenues

Cost of revenues increased to €12,549,216 (approximately $14,327,440) from €4,188,028, an increase of 199.7%, driven primarily by the significant increase in revenue volume. Purchases of finished goods rose to €11,871,081 (approximately $13,553,051) from €4,143,718, and outsourcing services increased to €678,135 (approximately $774,254) from €708. Gross margin was 16.5% for H1 2026 compared to 24.0% for H1 2025, primarily reflecting the mix of revenue including a larger proportion of related party sales.

Operating Expenses

Total operating expenses declined 20.7% to €1,973,480 (approximately $2,253,122) from €2,488,704. Selling and administrative expenses (including related parties) decreased to €1,479,968 (approximately $1,689,799) from €1,493,962, remaining relatively flat. Salaries and benefits (including related parties) decreased significantly to €469,818 (approximately $536,485) from €994,742 for H1 2026 and 2025, respectively, reflecting reduced management fees allocated from Umbrella Global Energy (€98,462 (approximately $112,413) vs €350,000). The Company recorded bad debt expense of €23,694 (approximately $27,056) in H1 2026 compared to €0 in H1 2025.

Other Income and Expense

Total other expense increased to €444,895 (approximately $507,937) from €233,441. Interest expense increased to €351,691 (approximately $401,546) from €157,432, primarily reflecting higher interest on the restructured bank loans (€73,267 (approximately $83,651) vs €0 in H1 2025) and increased Enerfip debt bond interest (€98,373 (approximately $112,312) vs €92,733). Interest expense – related party decreased to €26,448 (approximately $30,200) from €40,627 due to repayments on the Umbrella Global Energy loan. Foreign exchange losses increased to €66,756 (approximately $76,221) from €39,047.

Net Income (Loss)

The Company achieved net income of €65,647 (approximately $74,949), or €0.00 per ordinary share (basic and diluted), for H1 2026, compared to a net loss of €1,397,715, or €0.03 loss per ordinary share, for H1 2025. This improvement was driven by the significant increase in revenue and the reduction in operating expenses.

Liquidity and Capital Resources

Turbo Energy measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of financing. The Company’s working-capital requirements primarily relate to the procurement of battery systems and other components, inventory requirements, the execution of commercial and industrial projects and the timing of customer collections and supplier payments. Its recurring capital expenditures primarily consist of internally developed software costs. The Company also incurs legal, accounting, audit, insurance and other costs associated with operating as a public company.

The Company expects its working-capital requirements to increase as it executes contracted projects, expands its energy-storage and energy-management activities and pursues selected commercial opportunities. Its future liquidity requirements will depend on, among other factors, project execution and payment schedules, inventory and procurement requirements, cash flows from operations and access to external financing.

As of June 30, 2026, we had €503,586 (approximately $574,944) in cash, compared to €493,129 at December 31, 2025. During the six months ended June 30, 2026, we achieved net income of €65,647 (approximately $74,949). In February 2026, we completed a restructuring of our bank debt, converting short-term credit lines into long-term loans totaling approximately €4.87 million with a maturity date in 2029. During the first half of 2026, we raised approximately USD 3.78 million net proceeds through equity offerings, including a Registered Direct Offering and issuances under an at-the-market program. Subsequent to June 30, 2026, we continued to issue securities under our at-the-market program, raising approximately USD 1.11 million in net proceeds. Our existing cash resources, combined with support from Umbrella Global Energy Group and access to capital markets, are expected to provide sufficient funds for operations for more than 12 months. However, we are evaluating strategies to obtain additional funding to support our long-term growth strategies and future operations. These strategies include, but are not limited to, obtaining equity financing, issuing or restructuring debt, entering into other alternative financing arrangements and continuing to structure our operations to optimize revenue growth on a global basis. The availability and terms of any additional equity or debt financing will depend on market conditions and other factors outside the Company’s control. If additional financing is not available when required or on acceptable terms, the Company may adjust the timing or scope of certain planned investments and growth initiatives, prioritize capital allocation or pursue alternative financing arrangements. Any such measures could affect the timing of the Company’s growth plans and future financial performance.

Cash Flows

The following table summarizes our cash flows for the six-month periods ended June 30, 2026 and 2025:

Operating cash usage increased primarily due to working capital changes, including significant increases in inventories and accounts receivable, partially offset by collections from related parties. Investing activities decreased significantly due to lower capitalized software development costs. Financing activities were driven by net proceeds of €3,786,022 (approximately $4,323,015) from equity offerings.

		For the Six Months Ended June 30,
	2026 (in USDs)	2026 (in Euros)	2025 (in Euros)
Net cash used in operating activities	$(4,177,337)	€(3,658,411)	€(1,339,904)
Net cash used in investing activities	$(28,931)	€(25,340)	€(459,970)
Net cash provided by financing activities	$4,218,218	€3,694,208	€779,309

Net change in cash	$11,939	€10,457	€(1,020,565)
Cash, beginning of period	$563,025	€493,129	€2,384,625
Cash, end of period	$574,944	€503,586	€1,364,060

Discussion of Critical Accounting Policies and Estimations

The preparation of the financial statements in conformity with IFRS and interpretations issued by the IFRS IC applicable to companies reporting under IFRS requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to accounts receivables, contract assets and liabilities, fixed assets, intangibles and goodwill, accrued expenses, revenues, stock-based compensation and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgements and estimated used in the preparation of the financial statements included in this interim report.

Legal Proceedings

On April 2025, Boustead Securities, LLC (“Boustead”) initiated an arbitration proceeding against Turbo Energy, S.L. (“Turbo Energy” or the “Company”) before the Financial Industry Regulatory Authority (“FINRA”), Case No. 25-01072. The arbitration arises from Boustead’s prior role as placement agent and underwriter in connection with the Company’s initial public offering. Boustead’s claims seek recovery of approximately $216,000 in cash fees and warrants for more than 96,000 shares of the Company, which Boustead alleges are due pursuant to a right of first refusal provision contained in the parties’ March 7, 2022 Engagement Agreement.

On August 7, 2025, Turbo Energy filed its Answer and asserted counterclaims against Boustead, alleging, among other things, breach of contract, negligent misrepresentation, and fraud, and seeking damages and other relief. Turbo Energy’s counterclaims arise from disputes concerning the calculation and payment of certain expenses and the scope and enforceability of Boustead’s right of first refusal. On August 27, 2025, Boustead filed its response denying all allegations in Turbo’s counterclaims and asserting affirmative defenses.

On September 18, 2025, the FINRA arbitration panel issued an order denying Boustead’s motion to change the hearing location. The arbitration proceedings remain ongoing. The Company intends to vigorously pursue its counterclaims and defend against all claims asserted by Boustead. At this stage, the Company cannot predict the outcome of the arbitration or estimate any potential loss or recovery.

Subsequent to June 30, 2026, Turbo Energy was served with a summons and complaint in one of three civil actions filed in the Supreme Court of the State of New York, naming the Company as a defendant alongside more than 125 defendants, including more than 100 issuers, 27 underwriters or placement agents and 14 individuals. The complaints broadly allege violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 in connection with the Company’s September 2023 initial public offering. The allegations are primarily directed at the entities involved in the offerings and their alleged involvement in potential pump-and-dump schemes, without making any specific allegations against the Company. Based on legal advice received, it is considered highly likely that the claims against Turbo Energy will be dismissed in their current form. Turbo Energy’s potential exposure is expected to be limited to legal costs associated with the preparation and filing of a motion to dismiss, estimated not to exceed USD 50,000.